UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

Under the Securities Exchange Act of 1934

Greenfield Farms Food, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

76155 D104
(CUSIP Number)

Larry Moore Chief Executive Officer and President 2840 Highway 95 Alt S, Suite 7 Silver Springs, NV 89429 704 619-3738
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76155 D104
1.		Names of Reporting Persons Charles W. Barkley
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization North Carolina
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,951,480
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,951,480
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,951,480
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) 5.2%
14.		Type of Reporting Person (See Instructions) Individual

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of the Reporting Persons (as defined below) relating to shares of common stock of Greenfield Farms Food, Inc., a Nevada corporation  (the “Issuer”).

This Schedule 13D relates to shares of common stock, $0.001 par value per share, of Greenfield Farms Food, Inc. the Issuer  (the “Common Stock”). The principal executive offices of the Issuer are located at  2840 Highway 95 Alt S, Suite 7, Silver Springs, NV.

Item 1. Security and Issuer

Common stock, par value $0.001.
Greenfield Farms Food, Inc.
2840 Highway 95 Alt S, Suite 7, Silver Springs, NV.

Issuer:	Greenfield Farms Food, Inc.
2840 Highway 95 Alt S, Suite 7,
Silver Springs, NV 89429

Item 2.  Identity and Background

a)	The name of the person filing this statement is Charles W. Barkley hereinafter sometimes referred to as the “Reporting Person”.

b)

c)

d)           Charles W. Barkley, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)           Charles W. Barkley, during the last five (5) years, has not  been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)           Charles W. Barkley is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

2,700,000 pre split restricted shares of common stock were purchased on January 6, 2010 from Gerald Newman. 70,000 pre-split shares were purchased on March 2, 2011 from 7 persons.. After giving effect to the 40-1 forward split and to the transfer of shares to the new management and conversion of shares as set forth in the Form 8-K filed April  5, 2011 to 4,479 Series A Preferred Shares (which will be convertible to 783,787 shares of common stock on April 1, 2012, these shares remain to the reporting person. All securities were purchased from personal funds.

Item 4.  Purpose of Transaction

The reporting person has acquired the 16,951,480 shares of common stock in accordance with applicable securities law.

The Reporting Person may acquire additional securities of the Issuer.

The Reporting Person  has no plan or proposal which would relate to or would result in the following events:

a)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

b)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

c)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

d)	Any material change in the present capitalization or divided policy of the issuer;

e)
Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 or the Investment Company Act of 1940;

f)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

g)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

h)	A class of equity securities of the issuer becoming eligible for termination or registered pursuant to Section 12(g)(4) of the Act; or

i)	Any action similar to any of those enumerated above.

Anti-dilution Rights

None.

Item 5.  Interest in Securities of the Issuer

a)
16,951,480 shares of common stock; 5.25% of issued and outstanding shares of common stock of the Issuer and 4,479 series A Preferred shares which are convertible to 783,787 shares of common stock on April 1, 2012.

b)	Reporting Person has 100% sole voting power as to 16,951,480 shares of common stock.

c)	Not applicable

d)	Not applicable

e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

  Not applicable

Item 7.  Material to be Filed as Exhibits

  None.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2011

GREENFIELD FARMS FOOD, INC.

By:	Larrry Moore, its CEO and President

By:	/s/ Larrry Moore
	Name:	Larrry Moore
	Title:	CEO and President

Charles W. Barkley

/s/ Charles W. Barkley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact
Constitute Federal criminal violation s (See 18 U.S.C. 1001)